EXHIBIT 99.2


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ARACRUZ CELULOSE S.A.





ARACRUZ CELULOSE S/A hereby informs that its subsidiary Veracel Celulose S/A ("Veracel"), a Brazilian corporation it controls together with Stora Enso Oyj on a 50/50 basis, has approved on the date hereof the erection of its pulp mill for the production of bleached eucalyptus kraft market pulp in Eunapolis, a city located in the south of the State of Bahia. The mill, which will be one of the largest single-line bleached eucalyptus pulp facilities in the world, will have a nominal capacity of 900,000 tons per year, and is budgeted at US$ 1.25 billion, of which US$ 300 million have already been invested in forestry related activities and infrastructure investments, such as roads and a specialized harbor. The project is expected to be financed by 45% equity and 55% loans from Brazilian and international development agencies. The erection of the mill will be initiated in the first semester of 2003, and its conclusion is expected to take place within 2 years. The project will be carried out under the EPC (engineering, Procurement and Construction) concept, and shall include the previous implementation of a qualification program, aiming to enable the local workforce to take part in the construction of the pulp mill. The equipments and services necessary to the project will be mostly contracted from Brazilian suppliers. The overseas market will be the destination of Veracel's pulp production, bringing about reserves amounting to US$ 500 million to Brazil. Approximately 12,000 jobs will be created during the construction. When the mill enters into operation, there will be 2,000 direct jobs, including the ones related to forestry activities, and about 8,000 indirect jobs.

                              Aracruz, May 8, 2003.



                           Carlos Augusto Lira Aguiar
                             Chief Executive Officer